# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oblong, Inc., CIK 0000746210
CUSIP: 674434303
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 110 16th Street, Suite 1400 - 1024, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001437749-25-033019
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 168,445; sole dispositive power 0; shared dispositive power 168,445; aggregate amount beneficially owned 168,445 (4.99% of the class)
  Comment: : Includes 45,677 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4) and 122,768 shares of Common Stock issuable upon the exercise of certain Warrants (as defined in Item 4). As more fully described in Item 4, the Pre-Funded Warrants are subject to a 9.99% Beneficial Ownership Blocker and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 115,217; shared voting power 168,445; sole dispositive power 115,217; shared dispositive power 168,445; aggregate amount beneficially owned 168,445 (4.99% of the class)
  Comment: Includes 143,767 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4). As more fully described in Item 4, the Pre-Funded Warrants are subject to a 9.99% Beneficial Ownership Blocker and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 168,445; sole dispositive power 0; shared dispositive power 168,445; aggregate amount beneficially owned 168,445 (4.99% of the class)
  Comment: Includes 45,677 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4) and 122,768 shares of Common Stock issuable upon the exercise of certain Warrants (as defined in Item 4). As more fully described in Item 4, the Pre-Funded Warrants are subject to a 9.99% Beneficial Ownership Blocker and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.

## Item 1. Issuer
Name of issuer: Oblong, Inc.
Address of issuer's principal executive offices: 110 16th Street, Suite 1400 - 1024, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("IMF") with Ms. Kimberly Page, each of whom is a director of IMF. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by IMF. Iroquois Capital is the investment advisor for IMF and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaim beneficial ownership of these shares, except to the extent of its, his or her pecuniary interest in such shares, if any.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.

The Reporting Persons' ownership of the Issuer's securities includes: (i) pre-funded warrants held directly by IMF that are exercisable for an aggregate of up to 45,677 shares of Common Stock and pre-funded warrants held directly by ICIG that are exercisable for an aggregate of up to 98,090 shares of Common Stock (collectively, the "Pre-Funded Warrants"), all of which are subject to a 9.99% Beneficial Ownership Blocker (as defined below); and (ii) warrants held directly by IMF that are exercisable for an aggregate of up to 194,340 shares of Common Stock and warrants held directly by ICIG that are exercisable for an aggregate of up to 377,674 shares of Common Stock (collectively, the "Base Warrants", and together with the "Pre-Funded Warrants", the "Warrants"), all of which are subject to a 4.99% Beneficial Ownership Blocker (as defined below).

The Pre-Funded Warrants contain provisions which precludes the exercise of such Pre-Funded Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding (the "9.99% Beneficial Ownership Blocker"). The Base Warrants contain provisions which precludes the exercise of such Base Warrants to the extent that following exercise, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the Common Stock outstanding (the "4.99% Beneficial Ownership Blocker", and together with the 9.99% Beneficial Ownership Blocker, the "Beneficial Ownership Blockers"). The Reporting Persons are currently prohibited from exercising the Warrants to the extent that such exercise would result in beneficial ownership of more than 160,894 shares of Common Stock. The shares of Common Stock listed as beneficially owned in Rows 6, 8 and 9 of the cover page for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Beneficial Ownership Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants due to the Beneficial Ownership Blockers.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference. Due to the Beneficial Ownership Blockers, the collective beneficial ownership percentage of the Reporting Persons was 9.99% as of the date of the event which requires filing of this statement. Such percentage is based upon 3,207,210 shares of the Issuer's Common Stock outstanding as of October 31, 2025, as reported in the Issuer's definitive proxy statement, filed with the Securities and Exchange Commission ("SEC") on November 4, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (11/14/2025)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (11/14/2025)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (11/14/2025)